

May 16, 2011

Mr. Kevin C. Berryman
Chief Financial Officer
International Flavors & Fragrances, Inc.
521 West 57th Street
New York, N.Y. 10019-2960

> **RE:** **International Flavors & Fragrances, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Form 10-Q for the Period Ended March 31, 2011**
> **File No. 1-4858**

Dear Mr. Berryman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

<u>Business</u>
<u>Distribution, page 4</u>

2. On page 5, you indicate that sales to your largest customer accounted for 10% of your sales in 2010 and 11% in 2009 and 2008. Please disclose the name of

this customer for each period presented pursuant to Item 101(c)(1)(vii) of Regulation S-K. Please also revise your segment footnote on page 61 to include the disclosures required by ASC 280-10-50-42, including but not limited to the total amount of revenues for each customer that accounted for 10% or more of your revenues and the identity of the segment or segments reporting the revenues. Please also tell us what consideration you gave to providing the disclosures regarding concentrations required by ASC 275-10-50-16 to -20, including but not limited to the loss of a significant customer.

Financial Statements

Statements of Cash Flows, page 45

3. Please supplementally provide us with a breakout for 2010 and 2009 of the amounts included in the changes in other assets line item in net cash provided by operations. Please also consider breaking out the larger components of this line item in your statements of cash flows.

Note 1. Nature of Operations and Summary of Significant Accounting Policies
Income Taxes, page 48
Note 9. Income Taxes, page 55

4. Please enhance your disclosures to provide the following:

   • On page 29, you disclose that effective utilization of the cash generated by your international operations is a critical component of your tax strategy. You also indicate that strategic dividend repatriation from foreign subsidiaries creates U.S. taxable income, which enables you to recognize deferred tax assets. Please disclose whether or not there have been repatriations during the periods presented in your financial statements. If there have been one or more repatriations, please also disclose the nature, amount, timing and special circumstances surrounding each of these repatriations.
   • On page 48, you disclose that additional taxes which would result from distributions by subsidiary companies to the parent are provided to the extent anticipated. You also state that no provision is made for additional taxes on undistributed earnings of subsidiary companies that are intended to be indefinitely invested in such subsidiaries. Your disclosure implies that it is the anticipation of a distribution from a foreign subsidiary that establishes the liability. However, it is the inability to affirmatively conclude your foreign earnings are indefinitely invested that results in the

need for a tax liability. Please clarify and revise your disclosures accordingly. Refer to ASC 740-30-25-17.

- On page 57, you disclose that U.S. income taxes and foreign withholding taxes associated with the repatriation of earnings of foreign subsidiaries were not provided on a cumulative total of $799 million of undistributed earnings of foreign subsidiaries. You also indicate that you intend to reinvest these earnings indefinitely in your foreign subsidiaries. If there have been prior repatriations, please tell us supplementally how you continue to overcome the presumption that income taxes should be provided for your undistributed foreign earnings, along with your specific plans demonstrating how you have invested or will invest the remaining undistributed earnings as of December 31, 2010 and March 31, 2011 pursuant to ASC 740-30-25-17.

- Your disclosure on page 29 regarding your strategic dividend repatriation and your disclosures on pages 48 and 57 asserting that you intend to reinvest indefinitely undistributed earnings of foreign subsidiaries are confusing and potentially contradictory. Please revise your disclosures to provide additional clarity for readers.

- Please consider enhancing your financial condition discussion on page 30 to disclose:
  o The amounts of cash and cash equivalents and other short-term investments held by foreign subsidiaries as of each balance sheet date as compared to your overall amounts.
  o A statement that you would have to accrue and pay U.S. taxes to repatriate these funds.
  o A statement that you do not intend to repatriate these funds.

Note 16. Commitments and Contingencies

5. In discussing the patent claims litigation, you say it will not have a material adverse impact on your balance sheet or liquidity, but could have a material adverse impact on your cash flows or results of operations in a particular period. Please disclose the range of reasonably possible losses above the amount accrued or state that they cannot be estimated. If you believe that they cannot be estimated, please supplementally tell us why not and describe for us your efforts to perform the estimate. Refer to ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief